

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2013

Via E-mail
Aidan Buckley
Chief Executive Officer
Ticket To See, Inc.
2620 Regatta Drive, Suite 102
Las Vegas, NV 89128

> **Re:** **Ticket To See, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 5, 2013**
> **File No. 333-187049**

Dear Mr. Buckley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise your summary to disclose your status as a shell company.

2. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

3. Please provide a currently dated consent from the independent public accountant in the amendment.

4. We note that your sole officer and director is employed in Ireland. We also note that your principal executive office, which appears to be a virtual office, is in Nevada. Please tell us, with a view towards revised disclosure, how Mr. Buckley will be able to

implement your business plan from Ireland and without any physical office space. Please also address whether your business will ever require any physical office space. If so, please disclose where it will be located and how much it will cost.

5. It appears that your graphic is tagged as an S-1, rather than a graphic. Please refile this graphic and properly tag it. Refer to the EDGAR Filer Manual for questions regarding how to file graphics.

Outside Front Cover of Prospectus

6. We note your disclosure in the table here that your offering price per share is $0.02. Please revise to reconcile with representations elsewhere that the offering price will be $0.01 per share.

7. Please revise the statements herein and elsewhere throughout to clarify that your company only has one director and executive. We note, for example, references to your "officers and directors" as well as the use of plural pronouns.

Prospectus Summary, page 3

8. You state that "[c]onsumers will have the ability to more easily, reliably, and cost-effectively purchase and print their own tickets using any Internet-connected computer." Please remove the word "more" or tell us how you can substantiate this statement. Also, please revise to characterize the remainder of the statement as your belief.

9. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

10. Please disclose your monthly "burn rate," how long your present capital will last at that rate, and an estimate of the amount of money needed to accomplish the goals set out in your plan of operation here in the summary and in the liquidity and capital resources section.

<u>Risk Factors, page 4</u>

<u>General</u>

11. Please include appropriate risk factor disclosure regarding Mr. Buckley's lack of experience as the principal executive officer or principal financial officer of a public company.

12. Please include appropriate risk factor disclosure regarding the online nature of your business, with particular attention to cyber-security issues and web server maintenance.

<u>Risks Associated with Our Business, page 4</u>

<u>The ticketing industry is highly competitive, page 6</u>

13. Please clarify what is meant by "competitors may not be able to win business away from competitors," in the heading text.

<u>Use of Proceeds, page 10</u>

14. We note that $1,000 of the net proceeds is allocated for travel and expenses. Please explain what type of travel is contemplated.

<u>Description of Our Business, page 14</u>

<u>General</u>

15. The description of your business plan contemplates a business that will offer a great deal of operational advantages over its potential competitors at a low cost to consumers. Please tell us why you believe these expectations are reasonable given that you have one employee who will be working on your business on a part-time basis with limited financial resources and no apparent experience in the industry. Otherwise, please revise to present what you believe to be reasonable expectations for the development of your business based on your particular circumstances.

<u>Principal Products or Services and Their Markets, page 14</u>

16. Please revise to eliminate non-substantiable statements or other marketing language such as those on page 15 that, "Aidan Buckley, the President of Ticket To See, has the required qualifications to move forward to execute this business plan," and on page 16 that "[t]he purchase will be completed using well established, standardized procedures," and on page 17 that customers will have an "easy, reliable, lowest cost purchasing experience and [tickets] will be in the hands of the purchaser instantly," and statements on page 19 like "powerful system," and "[t]here is virtually no end to the number of potential customers," and those on page 23 that your system is "basic, easily instituted

and operated . . . [and will] become the preferred system in the future for customers and consumers," will use "state of the art internet technology," and will be "100% reliable" and a "price leader." The statements referenced above are merely examples. Please revise throughout the prospectus accordingly.

17. Please revise this section to state as a belief actions that may occur in the future. For example, please revise the bullet list, "Advantages of Ticket to See Online Ticketing Platform," and subsequent discussion to indicate these are only anticipated advantages. Please also explain why the items you list are perceived advantages given than many established online ticket sellers appear to offer the same features. Please also make it clear that your services are anticipatory at this stage, and that there is no guarantee they will ever come to fruition.

18. You state that traditional online services charge "high fees" to consumers but that you will offer a "low fee structure." Please substantiate these statements by quantifying your fee structure as compared to that of the traditional online services.

19. We note that you reference research on page 15. Please revise to identify the sources of this research. If they represent the beliefs of management, please revise to disclose that they are beliefs and the basis for such beliefs.

20. Please revise the second full paragraph on page 15 to clarify what is meant by "[r]esearch indicates that . . . the growing online market, combined with non-uniform, fragmented audiences is creating an increasing role for 'SEARCH.'"

21. We note your statement on page 15 that you plan to develop "lists of potential clients, critical marketing materials, and direct marketing strategies." Please provide an explanation of how this will be done. Please also identify what experience or industry contacts Mr. Buckley has that will allow you to acquire clients and execute your business plan.

22. Please refer to the bullet points following your discussion of phase III. Please provide the basis for the statements in these bullet points about the perceived market opportunity. Please also revise to eliminate statements that appear to disparage your competitors.

Distribution Methods of the Products or Services, page 16

23. Please remove the first two paragraphs under this heading on page 16, as they appear to repeat information presented on page 14.

24. Please revise the graphic referenced on page 17 to remove example advertisements and performers, as it does not appear you have any advertising agreements with these parties nor does it appear you have engaged in the selling of any tickets.

25. Please provide a basis for the statement in the second paragraph on page 17 that "[t]he system can be up and running (i.e. selling tickets) in as little as 48 hours."

26. Please describe the nature and terms of the agreements you anticipate having with your clients. Please discuss, for example, whether you will have long-term or short-term agreements and any other material terms, including any compensation arrangements.

Pricing, page 19

27. Please disclose that you currently have no agreements with PayPal, major credit card and debit card companies.

Overview of the Online Ticketing Industry, page 20

28. This section relies on industry statistics and research that is several years old, with the most recent being from 2006. Please provide a brief summary indicating why this data was used, and update it if possible.

29. We note that the second to last paragraph on page 21 states, "[r]egardless of which figure one settles on, clearly the total event ticketing (primary) market is probably between $10-$20 billion." Please revise to indicate that this is an estimate, and include the source of or basis for this information. Please also explain why you believe this market data is material to an understanding of your business which has not yet entered the online ticket seller industry.

30. Please remove the last paragraph on page 21 or explain why you believe the references to Ticketmaster and the TicketNews rating system are relevant to an understanding of your business.

Competition, Competitive Position in the Industry and Methods of Competition, page 22

31. Please revise to include disclosure regarding any barriers to entry into the industry.

32. Please reconcile the statement, "[a]s a 'primary' seller of tickets, Ticket To See does not compete with ticket brokers or ebay" with the risk factor on page 6 that "[w]e will also face competition in the resale of tickets from online auction websites and resale marketplaces . . . ." Additionally, please note that your company is neither a seller of tickets nor in competition with anyone at the moment.

33. Please revise the statement on page 24 referencing your "partner sites" to disclose that you currently do not have any partner sites.

Dependence on One or a Few Major Customers, page 24

34. Please revise to state that you currently do not have any customers.

Number of Total Employees and Number of Full Time Employees, page 25

35. Please revise to disclose approximately how many hours per week Mr. Buckley will devote to your company.

36. You state that once the offering is complete, you will hire additional staff. Given your limited financial resources, please disclose the source of funds that will be used to pay your staff. Please also disclose how many additional staff members you think you will need in order to execute your business plan and where they will work.

Description of Property, page 25

37. We note that you currently do not own any property. We also note that Note 6 to your financial statements, page F-9, states that you do not currently have any lease agreements. Please disclose how your offices are held. It appears as though you may be renting a "virtual" office. If this is the case, please disclose that fact as well as how much you pay per month.

Management's Discussion and Analysis or Plan of Operation, page 27

General

38. We note that it appears you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please include disclosure in your critical accounting policy disclosures explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and that your financial statements may not be comparable to companies that comply with public company effective dates.

Plan of Operation, page 27

39. Please revise to provide additional details regarding the timelines and cost estimates for each phase of your business plan for the first 12 months. For example, for each phase, please identify the specific areas in which you intend to spend your funds and how much you anticipate spending on each. Such discussions should reconcile with your use of proceeds disclosure on page 10. Please also present an estimate of the total funds you will need to implement your business plan through the first 12 months, including not only the costs of developing your business, but the costs of being a public company, having office space, hiring employees and any other expenses you will incur. If the acquisition of additional funds is contemplated during your first year, please estimate how much you will need and what sources of funding you will look to. Please also provide timeline information through at least the first 12 months of operation, quantifying how long you expect each phase of development to last.

40. Please revise the discussion of the second phase on page 28 to further explain the implementation of your business plan.

Marketing, page 28

41. This section appears to duplicate information presented on pages 23-24. Please delete or explain why you have included it twice.

Directors, Executive Officers, Promoters and Control Persons, page 31

42. We note that your Articles of Incorporation lists "Catherine Murphy" as a Director/Trustee, yet there is no mention of her in the prospectus. Please revise to disclose Ms. Murphy's role with your company or explain why she is not mentioned in the prospectus.

Executive Biography, page 32

43. Please disclose whether Mr. Buckley's employment at Foodequip Technology is full-time or part-time and the approximate number of hours per week he spends at that job.

Executive Compensation, page 32

44. Please include disclosure regarding how much you plan on paying Mr. Buckley if you decide to pay him a salary.

Item 17. Undertakings, page II-3

45. Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

Exhibit 5.1

46. Please revise the last sentence of the second paragraph of the opinion to state that you have assumed the truth, accuracy and completeness of all such documents for factual matters only.

47. Please refer to the last sentence of the fourth paragraph of the opinion. It is inappropriate for counsel to exclude or "carve out" the law of the relevant jurisdiction or indicate that he or she is not qualified to opine on that law. Please revise accordingly. Refer to Staff Legal Bulletin No. 19 (CF) for additional guidance on legality opinions

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief